Filed pursuant to Rule 424(b)(5)

Registration No. 333-272284

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 8, 2023)

Xos, Inc.

Up to $8,618,796

Common Stock

This prospectus supplement amends and supplements the information in our prospectus supplement, dated August 14, 2025 (the “ATM Prospectus Supplement”), to the accompanying base prospectus, dated June 8, 2023 (the “Base Prospectus,” and together with the ATM Prospectus Supplement, the “Prospectus”) filed with the Securities and Exchange Commission as part of our registration statement on Form S-3 (File No. 333-272284), relating to the offer and sale of our shares of common stock, $0.0001 par value per share (“common stock”), pursuant to the Sales Agreement dated as of August 14, 2025 (the “Sales Agreement”), by and between us and Roth Capital Partners, LLC (“Roth Capital Partners”). The compensation payable to Roth Capital Partners for sales of common stock sold pursuant to the Sales Agreement will be 3.0% of the aggregate gross proceeds of any shares of common stock sold under the Sales Agreement. In connection with the sale of the common stock on our behalf, Roth Capital Partners may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Roth Capital Partners may be deemed to be underwriting commissions or discounts. See “Plan of Distribution” beginning on page S-13 of the ATM Prospectus Supplement for additional information regarding the compensation to be paid to Roth Capital Partners. This prospectus supplement should be read in conjunction with the ATM Prospectus Supplement and the accompanying Base Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus Supplement. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus Supplement and any future amendments or supplements thereto.

We are filing this prospectus supplement solely to update the amount of shares of common stock we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Sales Agreement. As of June 5, 2026, the aggregate market value of our common stock held by non-affiliates, or public float, was approximately $59,957,184, which was calculated based on 8,037,156 shares of outstanding common stock as of June 5, 2026 held by non-affiliates, and the last reported sale price of our common stock of $7.46 per share on June 3, 2026. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. During the prior 12-calendar-month period ending on, and including, the date of this prospectus supplement, we have sold $11,366,932 of securities pursuant to General Instruction I.B.6 of Form S-3.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “XOS.” On June 4, 2026, the last reported sale price of our common stock on the Nasdaq Capital Market was $5.28 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-5 of the ATM Prospectus Supplement and those found in the accompanying Base Prospectus and under similar headings in the documents incorporated by reference herein and therein before investing in our securities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the ATM Prospectus Supplement or the accompanying Base Prospectus. Any representation to the contrary is a criminal offense.

Roth Capital Partners

The date of this prospectus supplement is June 5, 2026.